

September 22, 2021

Udi Margulies
Chief Executive Officer
Rose Hill Acquisition Corp
981 Davis Dr NW
Atlanta, GA 30327

Re: Rose Hill Acquisition Corp
Registration Statement on Form S-1
Filed September 15, 2021
File No. 333-259532

Dear Mr. Margulies:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 15, 2021

Cover Page

1. Please revise your prospectus cover page to clearly disclose the full exercise period of your public warrants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Daniel Forman